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Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

February 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin and Megan Miller

Re:	Eagle Point Credit Company Inc.

Registration Statement on Form N-2

File Numbers: 333-269139 and 811-22974

Ladies and Gentlemen:

On behalf of Eagle Point Credit Company Inc., a Delaware corporation (the “Fund”), we hereby respond to four comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in telephonic conversations on January 25, 2023 between Megan Miller of the Staff and Alexander Karampatsos and Kathleen Hyer of Dechert LLP and on February 1, 2023 between Lisa Larkin of the Staff and Alexander Karampatsos and Kathleen Hyer of Dechert LLP, each relating to the Fund’s registration statement on Form N-2 filed with the Commission on January 6, 2023 (the “Registration Statement”). We note that the Fund will file separately responses to certain comments not addressed herein as correspondence on the Commission’s EDGAR database.

For your convenience, the Staff’s comments are summarized in this letter, followed by the responses (“Responses”). The Fund intends to file Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”) at a future date.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Lisa Larkin Megan Miller February 10, 2023 Page 2

1.	Please amend the Fund’s two most recent Form N-CSR filings to include a consent of the Fund’s independent registered public accounting firm. Please supplementally confirm whether the Fund previously obtained manually signed copies of these consents.

Response:

The Fund confirms that it has filed amendments to its Form N-CSR filing for each of the fiscal years ended December 31, 2020 and December 31, 2021 for the sole purpose of adding the consent of KPMG LLP, the Fund’s independent registered public accounting firm (the “Auditor”), to incorporate by reference the Auditor’s audit report into the Fund’s existing registration statement on Form N-2 (File No. 333-237586) (the “2020 Registration Statement”). The Fund obtained manually signed copies of the Auditor’s consents on February 10, 2023, prior to making the amended filings.

The Fund did not obtain the Auditor’s signed consents when the Fund’s 2020 and 2021 annual reports were initially filed. As discussed further in the Response to Comment #2, this oversight was due to a misapplication of the amended securities offering rules and disclosure requirements applicable to closed-end funds that took effect in August 2020 (the “CEF Offering Reforms”). Notwithstanding this failure to obtain a formal consent, consistent with the primary purpose of Rule 439 under the Securities Act, the Auditor has previously, and contemporaneously, confirmed to the Fund that it had full knowledge of, and had no objection to, its report being used in the 2020 Registration Statement and the Fund’s other disclosure documents. Specifically, in connection with the Fund’s “at-the-market” offering program (“ATM Program”), the Auditor issued comfort letters in each of March 2021 and March 2022 to the Fund’s placement agents (“Comfort Letters”) in which it explicitly acknowledged that the Fund’s annual reports on Form N-CSR for the fiscal years ended December 31, 2020 and December 31, 2021 (which contained the Auditor’s report regarding the Fund’s consolidated financial statements and financial highlights) were incorporated by reference into the 2020 Registration Statement. More recently, the Auditor’s ready willingness to provide its consents for the 2020 and 2021 annual reports, which are now on file, is further indication that the firm understands and is comfortable with how its audit reports have been used.

Lisa Larkin Megan Miller February 10, 2023 Page 3

2.	Please provide us with your analysis as to what impact, if any, the failure to file the consent has had on the ability to keep the 2020 Registration Statement current. In doing so, please explain whether any offers or sales were made pursuant to the prospectuses in the 2020 Registration Statement since the Fund filed its annual reports for 2020 and 2021 fiscal years. Please refer to Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), as well as rules 436 and 439 thereunder.

Response:

The Fund acknowledges that, following the CEF Offering Reforms, it was required to obtain and file an auditor’s consent because the Fund had an effective registration statement that incorporated an auditor’s report via forward incorporation by reference. However, we believe that, when applying the new requirements of the CEF Offering Reforms, the Fund’s inadvertent failure to obtain and file the Auditor’s consent as an exhibit to the Fund’s Form N-CSR filings for the fiscal years ended December 31, 2020 (the “2020 Form N-CSR Filing”) and December 31, 2021 (the “2021 Form N-CSR Filing” and, together with the 2020 Form N-CSR Filing, the “Form N-CSR Filings”) did not render the 2020 Registration Statement non-current or ineffective under Section 10(a)(3) of the Securities Act. The Fund confirms that, during the period of February 23, 2021 through February 1, 2023 (the “Period”), the Fund offered and sold securities under the 2020 Registration Statement.

Omitted Consent had no Bearing on Automatic Incorporation by Reference

The 2020 Registration Statement remained “current” during the Period as a result of the normal operation of forward incorporation by reference. In this context, we intend “current” to mean that the 2020 Registration Statement did not make any untrue statement of a material fact, and did not omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

The 2020 Registration Statement states that all filings made by the Fund on or after August 1, 2020 pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or pursuant to Rule 30b-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Incorporable Documents”), prior to the termination of the relevant offering, will be deemed to be incorporated by reference into the prospectus, as required by General Instruction F of Form N-2. As a result of this operative language, the Form N-CSR Filings and all other Incorporable Documents filed during the Period were automatically incorporated by reference into the 2020 Registration Statement upon the filing of the Form N-CSR Filings and the other Incorporable Documents, respectively. This incorporation by reference maintained the currency of the 2020 Registration Statement during the Period.

Lisa Larkin Megan Miller February 10, 2023 Page 4

This understanding is expressly acknowledged in Rule 439 under the Securities Act, which states (in relevant part and with emphasis added):

If the [Securities] Act or the rules and regulations of the Commission require the filing of a written consent to the use of any material in connection with the registration statement, such consent shall be filed as an exhibit to the registration statement even though the material is incorporated therein by reference.

If the operation of incorporation by reference was dependent upon compliance with the consent filing requirements, the phrase of Rule 439 emphasized above would need to state, in substance, “in order for the material to be incorporated therein by reference.” The actual phrasing of Rule 439 – “even though the material is incorporated therein by reference” – makes clear that incorporation by reference functions separately from the consent filing requirements and compliance therewith.

We are unaware of any statute, regulation, or Commission guidance providing that an inadvertent failure to file an auditor’s consent, which the Fund has subsequently filed, would prevent, limit, or affect forward incorporation by reference into the 2020 Registration Statement.

The Form N-CSR Filings were Timely Filed

The Fund filed the Form N-CSR Filings within the applicable timeframe required by Section 30(e) of the 1940 Act and Rule 30e-1 thereunder. Respectfully, the Fund does not believe that the inadvertent omission of the Auditor’s consent from the Form N-CSR Filings, as originally filed, renders the Form N-CSR Filings unfiled or untimely filed and, as a result, unavailable for forward incorporation by reference into the 2020 Registration Statement during the Period. As discussed below, the primary purpose of the auditor consent filing requirement is to assure that the auditor is aware that its report is being incorporated by reference into a registration statement and the context in which it is being used.

Lisa Larkin Megan Miller February 10, 2023 Page 5

The Fund also respectfully believes that the absence of the Auditor’s consent from the Form N-CSR Filings is most relevant to Section 7 of and Rule 401 under the Securities Act, rather than the reporting requirements pursuant to Sections 13 and 15(d) of the Exchange Act, because the substantive necessity for, and purpose of, an auditor’s consent arise under the Securities Act, not the reporting requirements of Sections 13 and 15(d) of the Exchange Act. While an annual report on Form N-CSR may serve as the procedural mechanism by which a registrant satisfies its substantive obligation to file an auditor’s consent as an exhibit to its registration statement, an annual report on Form N-CSR will never, in and of itself, require the filing of an auditor's consent (which, in part, explains why the Fund failed to identify the consent requirement in its disclosure review process; see Complexity of CEF Offering Reforms, below). The necessity of filing an auditor’s consent with a Form N-CSR will never arise in the absence of effective registration statements under the Securities Act because the necessity of such filing is, fundamentally, a vehicle for compliance with principles governed by the Securities Act.

Given the foregoing, we respectfully submit that the inadvertent failure to file a copy of the Auditor’s consent as an exhibit to an annual report on Form N-CSR, where the Auditor’s was aware of the incorporation by reference of its audit report into the 2020 Registration Statement at the time of filings, does not nullify the entire annual report and does not render the annual report unfiled or otherwise unavailable to be incorporated by reference into the 2020 Registration Statement.

The Fund respectfully notes that publicly available correspondence filings appear to indicate that the Staff has previously reached a similar conclusion. In its review of correspondence in which issuers received Staff comments indicating that the issuer neglected to file an auditor’s consent (or filed an auditor’s consent that lacked a signature or included an incorrect date), the Fund was unable to find any instances where the Staff did not accept the subsequent re-filing by the issuer of the auditor’s consent as a means of resolving the comment.

The Purpose of Obtaining the Auditor’s Consent Was Satisfied

As the legislative history makes clear, the primary purpose of requiring registrants to obtain an auditor’s consent in connection with inclusion of an auditor’s report in a registration statement is to assure that the auditor is aware of the use of its audit report in connection with a registered securities offering (see H.R. Conf. Rep. No. 73-152, at 26 (1933), stating that the purpose of the consent requirement was to “to protect an unauthorized use of the expert’s name”) The Staff has similarly characterized the consent requirement (see Section 4810.1 of the Division of Corporation Finance Financial Reporting Manual of the Staff, updated as of December 31, 2022, stating that “[t]he primary purpose of obtaining a consent or acknowledgement letter is to assure that the auditor is aware of the use of its report and the context in which it is used”).

Lisa Larkin Megan Miller February 10, 2023 Page 6

As noted above, the Auditor was demonstrably aware of the use of its report and the context in which it was used, as the Auditor was familiar with the Fund’s ATM Program and issued related Comfort Letters (in each case within one or two weeks of the applicable Form N-CSR filing) in which the Auditor explicitly stated that it was aware that each Form N-CSR Filing was “incorporated by reference in the registration statement (File Nos. 333-237586 and 811-22974) on Form N-2.” The Auditor further participated in due diligence calls with the Fund and its placement agents and reviewed other disclosures by the Fund which indicated that the Fund’s periodic reports were automatically incorporated by reference into the 2020 Registration Statement. Furthermore, as described above in the Response to Comment #1, the Auditor has now more formally consented to the incorporation by reference of its audit reports for the Fund’s 2020 and 2021 annual reports into the 2020 Registration Statement and the Fund has filed those consents in amended Form N-CSR filings on EDGAR (providing further indication that the Fund’s previous failure to obtain and file the consents was merely inadvertent and not a result of any objection by the auditor). Given this, we believe the “primary purpose” of the consent requirement was fully satisfied notwithstanding the Fund’s inadvertent failure to obtain and file the Auditor’s consent with its Form N-CSR Filings.

Complexity of CEF Offering Reforms

The CEF Offering Reforms fundamentally changed the manner in which closed-end funds register and sell their securities to the public, through a series of highly technical rule and form amendments. The Fund expended significant resources to facilitate compliance with the new regulatory and disclosure regime to which it is now subject. Since the CEF Offering Reforms were adopted, with the assistance of external legal counsel, the Fund has made wholesale changes to its offering documents and periodic reports and related internal procedures. While not an excuse, the Fund regards the missed auditor consent requirement as a technical misstep – with no practical harm to investors, the Auditor, or any other relevant party – in light of the sweeping nature of the regulatory reforms. In this regard, the Fund believes that other closed-end funds registered under the 1940 Act have made similar technical failures in connection with the CEF Offering Reforms transition. For example, based on a cursory review of public filings, the Fund has identified over 10 other registered closed-end fund complexes that, subsequent to the CEF Offering Reforms, appear to have failed to timely file an auditor’s consent with their Form N-CSR filings while the funds had effective registration statements that incorporated such auditor’s audit report via forward incorporation by reference.

Steps Taken by the Fund

Notwithstanding the foregoing, the Fund acknowledges that compliance with the Commission’s rules and regulations is of utmost importance and in the future it will strive to minimize the risk of any similar filing error or omission. In order to ensure that an error of this nature does not occur again, the Fund made enhancements to its SEC filing checklists (including an item specifically relating to auditor and other expert consents, as required by Rule 436 and Rule 439 under the Securities Act) and disclosure review procedures (including an enhanced layer of review by the Fund’s external legal counsel). As noted above, the Fund has amended and re-filed its Form N-CSR Filings for each of the fiscal years ended December 31, 2020 and December 31, 2021 on Form N-CSR/A for the sole purpose of adding the consent of the Auditor.

Lisa Larkin Megan Miller February 10, 2023 Page 7

As demonstrated above, the 2020 Registration Statement remained current during the Period through the normal operation of forward incorporation by reference. Further, the purpose of the auditor’s consent requirement was met here because the Auditor was demonstrably aware of the use of its report and the context in which it was used and issued related Comfort Letters in which the Auditor explicitly stated that it was aware that each Form N-CSR Filing was incorporated by reference into the 2020 Registration Statement. As a result, there are no practical or substantive legal ramifications resulting from the Fund’s inadvertent omission.

3.	Please provide a written statement from the Fund acknowledging that the Fund is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Fund hereby acknowledges that:

a.	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

b.	Staff comments, and changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

c.	the Fund may not assert Staff comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding initiated by the Commission or any person under the U.S. federal securities laws.

4.	With respect to the Registration Statement, please explain the basis for the Auditor’s consent to be filed by amendment.

Response:

The Fund did not include the Auditor’s consent in the initial filing of the Registration Statement because the Fund expected it would need to file an amendment to the Registration Statement following the Staff’s review and before being declared effective. Accordingly, the initial filling of the Registration Statement omitted the Auditor’s name. The Fund will include the required Auditor’s consent as an exhibit to Pre-Effective Amendment No. 1.

* * * * * * * * *

Lisa Larkin Megan Miller February 10, 2023 Page 8

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com or Thomas J. Friedmann by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.

Nauman S. Malik, Chief Compliance Officer, Eagle Point Credit Company Inc.

Thomas J. Friedmann, Dechert LLP

Alexander C. Karampatsos, Dechert LLP